

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2021

Joseph R Ianniello
Chief Executive Officer
Argus Capital Corp.
3 Columbus Circle, 24th Floor
New York, NY 10019

      Re: Argus Capital Corp.
          Draft Registration Statement on Form S-1
          Submitted June 7, 2021
          CIK No. 0001865377

Dear Mr. Ianniello:

      We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted June 7, 2021

Report of Independent Registered Public Accounting Firm, page F-1

1.   Given the substantial doubt about your ability to continue as a going concern disclosed in Note 2 on page F-9, please tell us why your auditors have not included a going concern paragraph in their audit report. Refer to PCAOB Auditing Standard 2415. Please also add a risk factor discussing the substantial doubt about your ability to continue as a going concern and the related risks.

Joseph R Ianniello
Argus Capital Corp.
June 30, 2021
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services